Exhibit D-1

RECENT DEVELOPMENTS

The information included in this section supplements the information about the State contained in the State’s Annual Report for 2018 on Form 18-K filed with the SEC on June 28, 2019, as amended from time to time (the “Annual Report for 2018”). To the extent the information in this section is inconsistent with the information contained in the Annual Report for 2018, as amended from time to time through the date hereof, the information in this section supersedes and replaces such information. Capitalized terms used but not defined in this section have the meanings ascribed to them in the Annual Report for 2018. This section is not complete and may not contain all the information that you should consider. You should read the entire Annual Report for 2018 and any supplement thereto carefully. Unless otherwise specified, amounts in NIS or US$ are presented in current prices without adjustment for inflation. Figures in this section are as of January 5, 2020, except as otherwise indicated.

Economic Developments

Israel’s economy continues to perform well in terms of macroeconomic and fiscal outcomes. Growth has averaged 3.4% in the last 5 years, slightly higher than potential growth of the Israeli economy, and higher than in many OECD countries. Developments in the global economy are likely to influence the Israeli economy, particularly exports and the high-tech sector.

The Israeli economy grew, based on preliminary estimates, at a pace of 3.3% in 2019, as compared to growth rates of 3.4% in 2018, 3.6% in 2017, 4.0% in 2016, 2.3% in 2015 and 3.8% in 2014. Israel’s economic growth is expected to continue due to the strong labor market, the growing high-tech sector and the expected development of new gas fields. The lower growth rate in 2018 was due to a decrease in investment in residential construction and in private consumption. In 2019 the growth rates were 4.6% in the first quarter, 0.8% in the second quarter and 4.0% in the third quarter. The volatility between the quarters was due to the change of pattern in imports of vehicles, in which there was a large import in the first quarter at the expense of the second quarter due to changes in the policy of taxation on eco-friendly vehicles in April 2019. If we deduct the tax revenues from imports of vehicles then growth rates were 3.3%, 2.8% and 3.4%, respectively.

In 2018, private consumption grew at a rate of 3.7%, which is less than the five-year average of 4.3%. This stabilization in private consumption follows years of rapid increases due to high employment, low interest rates and low inflation rates. Increases in consumer prices, moderation in the growth of consumer lending and decreasing consumption of durable goods contributed to the slowing growth in private consumption; however, private consumption continues to grow at a faster rate than Israel’s GDP.

In recent years, alongside the continuation of accommodative monetary policy, fiscal policy was also expansionary, which was reflected in a rise of civilian expenditure as a share of GDP and a reduction of taxes. These accommodative fiscal and monetary policies, low inflation rates, minimum wage increases and higher participation rates contributed to a continued decline in poverty rates.

During 2018, S&P Global Ratings, a division of S&P Global Inc. (“S&P”) upgraded Israel’s foreign currency credit rating. There was no change in Israel’s foreign currency credit rating from Fitch Ratings, Ltd., a division of Fitch Inc. (“Fitch Ratings”) or Moody’s Investors Service, Inc. (“Moody’s”); however, in July 2018, Moody’s updated Israel’s outlook from stable to positive. In 2019, there was no change in Israel’s foreign currency credit rating from S&P, Fitch Ratings or Moody’s.

Balance of Payments and Foreign Trade

In the first three quarters of 2019, Israeli net exports were $5.3 billion and the current account balance was 3.9% of GDP (seasonally adjusted figures). Israel had a current account surplus of 2.6% of GDP in 2018, an increase from 2.4% in 2017. Israeli net exports decreased from a peak surplus of $9.0 billion in 2015 to $5.0 billion in 2016 and to $4.0 billion in 2017, and decreased to $1.5 billion in 2018.

Exports grew by 5.6% in 2018, which is higher than the average growth rate over the last five years of 1.6%. Services exports increased significantly while goods exports continued to stagnate. In 2018, exports constituted 29.4% of GDP and imports constituted 29.0% of GDP. Goods exports are mainly affected by the real effective exchange rate and by global demand, whereas the main factor that impacts the Israeli services exports, particularly high-tech exports, is the growth of global technology industries. The growth of exports expanded compared to 4.1% in 2017. Following the global financial crisis from 2008 to 2009, Israeli exports have recovered significantly as a result of the development of the high-tech sector, tourism and business services, which led to increased service exports.

Imports grew by 6.4% in 2018. The growth rate of imports from 2016 to 2018 was higher than that of GDP, which is a result of the continued appreciation of the Shekel in the past decade. In 2018, the Shekel depreciated in real terms after a few years of appreciation. The Bank of Israel’s foreign exchange purchases in 2018 were to offset the effect of natural gas production on the exchange rate.

Over the past five years, the NIS/USD exchange rate has averaged 3.7, fluctuating between a high of 4.05 (recorded on March 20, 2015) and a low of 3.39 (recorded on January 26, 2018). The current exchange rate (3.456 as of December 31, 2019) is below the five-year average. As of November 2019, foreign currency reserves stood at $122.4 billion, equivalent to 31.9% of GDP. The reserve level has been around 30% since late 2009. Following a concentrated effort by the Bank of Israel to raise the reserve level in 2008 and 2009 by making daily purchases of foreign currency, the Bank’s policy has been to intervene in the foreign currency market on a discretionary basis if there are unusual movements in the exchange rate that are inconsistent with underlying economic conditions or when conditions in the foreign exchange market are disorderly. In addition, since 2013, the Bank has been purchasing foreign currency to counteract the effects of natural gas production in Israel on the exchange rate. The Bank of Israel intends to reassess its policy on making such purchases after Israel’s sovereign wealth fund becomes operational, which is expected in the next few years.

Israel is a party to free trade agreements with its major trading partners, and it is one of the few nations that has signed free trade agreements with both the United States and the EU.

Fiscal Policy

The budget and economic plan for the 2019 fiscal year was approved by the Knesset on March 15, 2018, and the deficit target was set at 2.9% of GDP; the deficit for the years 2017 and 2018 stood at 1.9% and 2.9%, respectively. The deficit for 2019, based on preliminary estimates, was 3.7%, slightly above the deficit target. Since 1995, the deficit has exceeded 4% only in 2003 and 2009.

In 2018, Israel continued its debt reduction policy and reduced its ratio of government debt to GDP from 90% in 2002 to 60.9% in 2018. Budget proposals in Israel are constrained by two fiscal rules. The “deficit ceiling” sets the maximum deficit-to-GDP ratio, which has been modified several times, most recently to set the deficit target for the 2019 budget at 2.9%. The “expenditure ceiling” sets a ceiling for year-to-year growth in government expenditure; under the current formula prescribed by law, the expenditure ceiling is based on the average population growth rate in the three years prior to the submission of the budget plus the ratio of the medium-term debt target (50%) to the current debt-to-GDP ratio.

Due to the upcoming elections, the current government is considered a transitional government and a budget for 2020 has not yet been passed. As a result, as of January 1, 2020 the budget is now functioning based on the 1/12 regime. According to the law, each month the government may spend 1/12 of the original approved budget for 2019 (including the debt principal and adding inflation). This will continue until a budget for 2020 is passed.

Inflation and Monetary Policy

The average annual inflation rate over the last decade (2008 – 2018) was near the middle of the Government’s target range (1% – 3%) and stood at approximately 1.3%. The changes in the CPI reflect a rise in the prices of commodities, housing, oil and agricultural products. In 2015 – 2016, the inflation rate was negative, reaching a low of -0.6% in 2015. Since 2015, there has been a slow rise in the CPI growth rate, amounting to -0.5% in 2016 and returning to positive values in 2017 at 0.2%. In 2018 the inflation rate was 0.8%, below the target range. Though the inflation rate declined slightly in December 2018 as a result of the decline in oil prices, the rate increased in early 2019 and from November 2018 to November 2019, the CPI rose by 0.3%.

Between 2004 and 2008, the key interest rate set by the Bank of Israel mostly fluctuated between 2.5% and 5.5%. Due to the slowdown in the Israeli and global economies, toward the end of 2008 the Bank of Israel began to reduce the key interest rate until it reached 0.5% in mid-2009. As Israel’s economy recovered, the Bank of Israel began to gradually increase the key interest rate until it peaked at 3.25% in June 2011. However, in October 2011, the Bank of Israel once again began to repeatedly reduce the key interest rate, until it reached 0.1% in March 2015. It remained at this level until December 2018, when the key interest rate was increased to 0.25%. Since then, the key interest rate has remained at that level. The real interest rate averaged -0.6%, -0.5%, -0.1%, -0.2% and -0.9% in 2014, 2015, 2016, 2017 and 2018, respectively. As of the end of November 2019, the real interest rate, less inflation expectations, was -0.6%.

Labor Market

The labor force participation rate, which is the labor force as a percentage of the population over the age of 15, was 63.9% in 2018 and has declined to 63.3% (seasonally adjusted) in the third quarter of 2019, slightly lower than 64.0% in 2017. Until 2017, the labor force participation rate increased steadily since 2002, when it stood at 59.4%. The labor force participation rate for the primary working ages (ages 25 – 64) stood at 80.2% (seasonally adjusted) in the third quarter of 2019 and, since 2015, the labor participation rate for primary working ages has been relatively stable near this level.

The significant improvement in the labor market contributes to the reduction of poverty and income inequality in Israel. The percentage of families living in poverty decreased from 19.4% in 2012 to 18.4% in 2017, the lowest percentage since 2002.

In 2018, there was a 2.7% increase in real wages, with an increase of 1.1% in the public sector and of 3.4% in the private sector. Since 2015, real wages have grown at an average rate of 2.8% per year. This growth is mostly due to high demand for workers, particularly for skilled workers in the high-tech sector. The demand is driven by strong GDP growth, strong performance of the business sector and demand by public sector. The increase in real wages is a result of the ongoing recovery in the domestic economy from the 2008 to 2009 global financial crisis and is consistent with the reduction in the unemployment rate, which stood at 3.9% as of November 2019, in line with the rate of 4.0% in 2018 and 4.2% in 2017.

Capital Markets

The Bank of Israel, together with other governmental authorities and regulators, monitors Israeli banks and financial institutions on an ongoing basis, supervising the banking system’s conditions and operations as a whole. In addition, the Bank of Israel cooperates with the Ministry of Finance and the Israel Securities Authority to achieve comprehensive regulation and supervision of Israel’s financial markets, to ensure coordination among the various entities in the financial sector, and to set policies and measures that will be implemented and enforced with respect to such entities.

According to the Bank of Israel’s estimates, the value of the public’s total financial assets (the public — excluding the government, the Bank of Israel, nonresidents’ investments, commercial banks and mortgage banks) reached NIS 3,695 billion at the end of 2018, representing growth of 4.4% over the end of 2017, and following growth of 5.2% and 5.8% in 2017 and 2016, respectively.

The Tel Aviv Stock Exchange (the “TASE”) is Israel’s sole stock exchange and the Tel Aviv 125 (“TA-125”) and Tel Aviv 35 (“TA-35”) are its main indices and primary indicators of the stock price performance of Israel’s public companies. The TA-125 and TA-35 measure the 125 and 35 companies, respectively, with the highest market capitalization listed on the TASE. In 2019, TA-35 and TA-125 increased by 15% and 21.3%, respectively.

Global Issuances

In recent years, Israel has been active in the global sovereign debt markets. In January 2013, Israel completed a dual-tranche issuance in the global markets, issuing an aggregate $1 billion principal amount of 3.15% bonds due 2023 and an aggregate $1 billion principal amount of 4.5% bonds due 2043. In January 2014, Israel issued in the Euro market an aggregate €1.5 billion principal amount of 2.875% bonds due 2024. In March 2016, the Government issued $1.5 billion in the global markets, consisting of an aggregate of $1 billion principal amount of 2.875% bonds due March 2026 and $500 million principal amount of 4.5% bonds due January 2043; the bonds were a further issuance of the 4.5% bonds due 2043, which were issued on January 31, 2013. In October 2016, Israel issued $200 million in the global markets, consisting of 4.5% bonds due 2043; the bonds were a further issuance of the 4.5% bonds due 2043, which were issued on January 31, 2013 and reissued in March 2016. In January 2017, Israel completed a dual-tranche issuance in the Euro market, issuing an aggregate €1.5 billion principal amount of 1.5% bonds due 2027 and an aggregate €750 million principal amount of 2.375% bond due 2037. In January 2018, Israel completed a dual-tranche issuance in the global markets, issuing an aggregate $1 billion principal amount of 3.25% bonds due 2028 and an aggregate $1 billion principal amount of 4.125% bonds due 2048. In January 2019, Israel completed a dual-tranche issuance in the Euro market, issuing an aggregate €1.25 billion principal amount of 1.5% bonds due 2029 and an aggregate €1.25 billion principal amount of 2.5% bond due 2049.

Political Situation

Overview of Israel’s Political Structure. The State of Israel was established in 1948. Israel operates as a parliamentary democracy. It functions according to a set of basic laws, granted with a special status that enables judicial review by the Israeli Supreme Court. Israel’s constitutional jurisprudence is grounded in judicial decisions, and in the State’s Declaration of Independence.

Israel’s governmental powers are divided amongst its legislative, executive and judiciary branches. The Supreme Court is the highest court of Israel, and also sits as a High Court of Justice. Israeli citizens, as well as foreign nationals, corporations and non-governmental organizations, may appeal a case to the Supreme Court. Approximately 10,000 proceedings are initiated in the Supreme Court annually. The legislative power of the State resides in the Knesset, a unicameral parliament that consists of 120 members from several political factions elected by Israel’s citizens under a system of proportional representation (see “State of Israel — Form of Government and Political Parties,” in the Annual Report for 2018).

The government is the executive power of the State of Israel. It is approved by the Knesset, after a coalition supported by a majority of the Knesset members is presented, even if not all supporters are actual coalition members. It is usually a coalition of parties. The Prime Minister is the head of government and chief executive of state. The President is considered the ‘Head of State’, with the important role of helping lead the process of forming a government. The functions of the President are defined in the Basic Law: President of the State. The President assigns the task of forming a new Government to a member of Knesset. In addition, the President assumes public functions and activities. Among the President’s formal functions are signing laws, opening the first session of a new Knesset, receiving the credentials of new Ambassadors of foreign states, approving the appointment of civil and religious judges, the State Comptroller and the Governor of the Bank of Israel, and pardoning prisoners or commuting their sentences.

Israel and Gaza. In 2005, Israel withdrew completely from the Gaza Strip (“Gaza”), dismantling all Israeli communities in Gaza and all of its military bases there, as well as four Israeli settlements in the northern West Bank (see “State of Israel — International Relations,” in the Annual Report for 2018). Despite this, there has been ongoing tension on the border between Israel and Gaza.

In June 2007, Hamas, a terrorist organization, assumed control over Gaza. In December 2008, in response to Hamas firing an increasing number of rockets from Gaza into Israeli territory, Israel commenced Operation Cast Lead in Gaza, with the goal of suppressing the rocket fire. The operation concluded in January 2009, resulting in a period of relative calm that lasted until 2011. Operation Cast Lead did not materially affect the Israeli economy.

From 2011 into 2012, Hamas resumed conducting terrorist activities and substantially increased its rocket attacks from Gaza, launching rockets with the capability of reaching as far as Tel Aviv and Jerusalem. In response, in November 2012, Israel launched Operation Pillar of Defense, an eight-day military campaign against terrorist targets in Gaza. In response to the continued rocket fire by Hamas from Gaza into Israel, as well as the terrorist kidnapping and murder of three Israeli teenagers in the summer of 2014, Israel took defensive military action. Israel commenced Operation Protective Edge with the goal of ending the rocket fire, some of which reached Israeli cities and towns almost 100 kilometers away from Gaza. The operation ended in August 2014.

Beginning in October 2015, there was an increase in acts of violence against Israelis, mostly by individual Palestinians using knives or cars as weapons, acting independently rather than coordinated by a terrorist organization. This wave of violence was welcomed and encouraged by Hamas and, at first, also by the Palestinian Authority. The Palestinian Authority has, however, continued its security cooperation with Israel and has, in general, become more cautious in expressing encouragement for violence.

In May 2018, Hamas organized violent protests along the border fence separating Gaza and Israel. Many protesters came armed with knives and guns, threw Molotov cocktails, and burned tires in an attempt to breach the fence. Some protesters caused fires on the Israeli side of the fence through use of incendiary balloons and kites. Hamas referred to these protests as part of a “March of Return” to claim Israeli territory. Some protesters linked the events to the relocation of the U.S. embassy, while others associated the protests with economic hardship in Gaza. The protests continue on a regular basis. Israeli security forces prevented all attempts to breach the fence and border. A few dozen violent protesters lost their lives in the process, many of whom were identified as Hamas militants. The Israel Defense Forces have launched an investigation into Israel’s military response to the protests.

A wave of terror attacks, including drive-by shootings and ramming attacks, took place in the West Bank during November and December 2018. The attacks resulted in a number of Israeli casualties, and the Israeli Defense Forces conducted special operations to apprehend the terrorists.

In the beginning of May 2019, there was a wave of rocket attacks from Gaza in which over 700 rockets were launched into Israeli territory. Four Israeli citizens and two Palestinians were killed by the Hamas rocket fire. Within three days this violence was suppressed and a ceasefire agreement was reached.

Israeli-Palestinian peace negotiations. In July 2013, Israeli-Palestinian negotiations were initiated again, under the auspices of the U.S. Secretary of State. Progress was made but, before the last phase of implementation of a prisoner release by Israel for which Government approval was imminent, the Palestinian Authority breached its commitments and submitted requests to accede to fifteen international conventions. The Palestinians then announced their intentions to form a unity pact between Fatah and Hamas, which would lead to a so-called national consensus government.

Israel has expressed its willingness to negotiate without preconditions with Palestinian partners who accept the Quartet’s conditions. Yet, Hamas refuses to accept the Quartet’s conditions (namely, recognizing the State of Israel, abiding by previous diplomatic agreements, and renouncing violence as a means of achieving objectives). Therefore, incorporating Hamas into the Palestinian government made peace talks impossible. The Palestinian Authority refuses to resume talks without preconditions, leaving negotiations at an impasse (see “State of Israel — International Relations,” in the Annual Report for 2018).

Israel and the Middle East. Since January 2011, there has been political instability and civil unrest in numerous Middle Eastern and North African countries, including Bahrain, Libya, Egypt, Tunisia, Yemen and Syria. This unrest has resulted in the removal of long-standing leadership in several of the aforementioned countries, and has created turbulent political situations in others.

As Israel is situated in this region, it closely monitors these events, aiming to protect its economic, political and security interests. The delicate relations between Israel and its neighbors could become even more fragile with the domestic turmoil and change in regimes. Instability in the Middle East and North Africa region has, so far, not materially affected Israel’s financial or political situation, and countries that have signed peace agreements with Israel have remained committed to them, regardless of internal political developments.

Nevertheless, there can be no assurance that such instability in the region will not escalate in the future or will not spread to additional countries in the region. Military efforts have significantly decreased the presence of the Islamist militia group known as ISIS in Syria and Iraq, but there is growing concern regarding Shiite militias taking control over the relinquished territory, and establishing a land corridor from Tehran to the Mediterranean under Iranian influence.

Israel monitors the situation in Syria very closely. The direct threat that the Syrian military poses to Israel has diminished. Nevertheless, Israel remains vigilant regarding the security challenges posed by its shared border with Syria, including possible transfers of strategic weapons (including chemical and biological weapons), and the possible spillover of radical forces along the border with Israel. Israel monitors terror infrastructure in Syria and the increased Iranian and radical-Islamist presence in the area. Israel views the entrenchment of Iranian forces in Syria as a growing threat to the region.

JCPOA. Fundamentalist regimes such as Iran present a deep concern for the international community, particularly for states in the region. Since 2011, the prospect of Iran acquiring nuclear armament capabilities has been at the center of international geopolitical discourse. The comprehensive agreement between the P5+1 group and Iran that was reached in July 2015 (Joint Comprehensive Plan of Action or “JCPOA”) conditioned international economic sanctions relief (of primarily United States and EU sanctions) on Iranian nuclear capabilities reduction and supervision by the International Atomic Energy Agency. It should be noted, however, that the United States' primary sanctions, as well as other types of sanctions for non-nuclear activities, such as missiles and terrorism, remained in place.

Adopting the policy position that the JCPOA would not prevent Iran from developing nuclear weapons, in May 2018, the United States announced its withdrawal from the JCPOA, reinstated economic sanctions, and imposed additional economic penalties. EU countries remain committed to the JCPOA, but the effect of the United States’ withdrawal from the JCPOA on Iran and the region is not yet known (see “State of Israel — International Relations,” in the Annual Report for 2018).

Recent Political Developments in Israel. In November 2019, the Attorney General decided to indict the Prime Minister on charges of bribery, fraud and breach of trust. The indictment was submitted to the Speaker of the Knesset, MK Yuli (Yoel) Edelstein, in accordance with the Knesset Members Immunity, Rights and Duties Law of 1951. On January 2, 2020, the Prime Minister submitted to the Speaker of the Knesset his request for immunity according to the above law. Immunity requests are subject to the discretion of the Knesset and the relevant Knesset committee.

Israel’s general election was held on April 9, 2019, after the 20th Knesset dissolved itself and called for early elections, ten months before the originally scheduled election date. Following the election, no member of the 21st Knesset was able to form a coalition and the 21st Knesset voted to dissolve itself and hold new elections. The next election was held on September 17, 2019. After no member of the 22nd Knesset was able to form a coalition government within the timeframe allotted by the Basic Law, the 22nd Knesset voted to dissolve itself. Elections for the 23rd Knesset will be held on March 2, 2020. The current government is a transitional government and therefore certain of its decision-making powers are limited. It will remain in power until a new government is formed after the elections.

Privatization

Historically, the Government has been involved in nearly all sectors of the Israeli economy. In the past several decades, privatization has been an essential element of broader Government-initiated market reforms, which aim to promote the growth of the private sector, mainly by enhancing competition. Israel has made substantial progress in recent years, resulting in the privatization of many enterprises owned by the State and the reduction of State subsidization of business enterprises. In total, between 1986 and 2019, 98 Government Companies (as defined in “Role of the State in the Economy,” in the Annual Report for 2018) became partially or fully private. The proceeds stemming from privatizations between 2005 and 2019 totaled $4.5 billion. In November 2018 the Government sold its entire holding in Israel Military Industries for NIS 1.4 billion, and the Government is expected to receive another NIS 194.7 million in 2020 and another NIS 178.8 million in 2022 in accordance with this privatization. The Government plans to continue with the process of privatizing its interests in financial institutions, as well as State-owned land, seaports, the Postal Company, energy and transportation utilities and parts of the defense industry (see “The Economy — Role of the State in the Economy,” in the Annual Report for 2018).

Loan Guarantee Program

In 1992, the United States approved up to $10 billion of loan guarantees during U.S. fiscal years 1993 through 1998 to help Israel absorb the influx of immigrants over this period. Israel completed its financings under this program in January 1998. In April 2003, the United States approved up to $9 billion in additional loan guarantees for Israel to be issued during U.S. government fiscal years 2003 through 2005, with an option to extend the program by an additional year. In 2005, the United States approved Israel’s request to extend the $9 billion program for two more years; in 2006, this program was extended again through U.S. fiscal year 2011 (with an option to carry forward unused guarantee amounts for an additional year); and in 2012, the program was extended again through 2016. On October 24, 2012, the United States and Israel entered into an agreement establishing a new framework for administering the extended program. A further extension of the program was signed into law by the President of the United States on December 18, 2015. The new law extends the program until September 30, 2019 (with an option to carry forward unused guarantee amounts for an additional year) and allows the United States to provide access to up to $3.8 billion in future loan guarantees as part of the $9 billion commitment made in 2003.

The amount of guarantees that may be issued to Israel under the loan guarantee program may be reduced by an amount equal to the amount extended or estimated to have been extended by Israel for activities that the President of the United States determines are inconsistent with the objectives and understandings reached between the United States and Israel regarding the implementation of the loan guarantee program. Under the program, the United States issues guarantees with respect to all payments of principal and interest on certain bonds issued by Israel. The proceeds of the guaranteed loans may be used to refinance existing debt. Under the $9 billion loan guarantee program, between September 2003 and November 2004 Israel issued guaranteed notes totaling $4.1 billion face value. Israel has not issued any notes under the loan guarantee program since November 2004, and up to $3.8 billion of U.S. loan guarantees (subject to the reductions described above) remains available.

Selected Economic Indicators

(In Billions of NIS Unless Otherwise Noted)

	2014	2015	2016	2017	2018
Main Indicators
GDP (at constant 2015 prices)	1,138.9	1,165.3	1,211.7	1,255.0	1,298.0
Real GDP growth	3.8%	2.3%	4.0%	3.6%	3.4%
GDP per capita (in NIS, at constant 2015 prices)	138,696	139,108	141,832	144,097	146,181
GDP per capita, percentage change	1.8%	0.3%	2.0%	1.6%	1.4%
Inflation (change in CPI – annual average)	0.5%	-0.6%	-0.5%	0.2%	0.8%
Industrial production	1.2%	2.2%	1.7%	3.7%	3.5%
Business sector product (at constant 2015 prices)	845.5	864.9	901.3	935.1	969.3
Permanent average population (thousands)	8,212	8,377	8,543	8,709	8,881
Unemployment rate	5.9%	5.3%	4.8%	4.2%	4.0%
Foreign direct investment (net inflows, in billions of dollars)	6.0	11.3	12.0	18.2	20.8
Trade Data
Exports (F.O.B) of goods and services (NIS, at constant 2015 prices)	374.2	363.1	367.0	381.8	403.8
Imports (F.O.B) of goods and services (NIS, at constant 2015 prices)	326.7	329.6	363.0	377.6	404.5
External Debt
External debt liabilities (in millions of dollars, at year-end)	94,176	85,917	87,128	88,642	93,796
Net external debt (in millions of dollars, at year-end)	-103,091	-122,161	-134,150	-164,642	-155,346
Government Debt(1)
Total gross government debt (at end-of-year current prices)	715.8	726.7	740.8	747.1	788.3
Total gross government debt as percentage of GDP	64.6%	62.4%	60.5%	58.8%	59.2%
Revenues and Expenditure (net)
Revenues and grants	274.0	290.1	301.7	316.5	317.2
Expenditures	402.6	381.7	424.7	447.9	445.1
Expenditures other than capital expenditures	287.0	293.3	312.6	321.2	337.0
Development expenditures (including repayments of debt)	115.6	88.3	112.2	126.8	108.1
Repayments of debt	99.1	66.7	88.1	100.2	79.0

(1)	Government debt excluding local authorities’ debt.

Sources: Central Bureau of Statistics, Bank of Israel and Ministry of Finance.